UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of earliest event
 reported: August 8, 2012

American Airlines, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-2691	13-1502798
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4333 Amon Carter Blvd.   Fort Worth, Texas   76155
(Address of principal executive offices)   (Zip Code)

(817) 963-1234
(Registrant's telephone number)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 8.01</u>   <u>Other Events</u>

AMR Corporation, the parent company of American Airlines, Inc., issued a press release on August 8, 2012 reporting July revenue and traffic results. The press release is attached as Exhibit 99.1.

SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                    American Airlines, Inc.

                                                    /s/ Kenneth W. Wimberly
                                                    Kenneth W. Wimberly
                                                    Corporate Secretary

Dated: August 8, 2012

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release

CONTACT: Sean Collins
Media Relations
Fort Worth, Texas
817-967-1577
mediarelations@aa.com

OR RELEASE: Wednesday, Aug. 8, 2012

AMR CORPORATION REPORTS JULY 2012 REVENUE AND TRAFFIC RESULTS

Consolidated Passenger Unit Revenue (PRASM) Increased 4.7 percent

FORT WORTH, Texas - AMR Corporation today reported July 2012 consolidated revenue and traffic results for its principal subsidiary, American Airlines, Inc., and its wholly owned subsidiary, AMR Eagle Holding Corporation.

July's consolidated passenger revenue per available seat mile (PRASM) increased an estimated 4.7 percent versus the same period last year, driven by stronger yield and solid demand in domestic and international markets.

Consolidated capacity and traffic were both lower by 2.2 percent year-over-year, resulting in a July consolidated load factor of 87.0 percent, which is comparable to the same period last year.

International load factor increased 0.5 points to 87.1 percent, as capacity and traffic were 1.9 and 1.4 percent lower year-over-year respectively. The Pacific entity recorded a load factor of 86.6 percent, leading the international entities with a 5.1 point load factor increase.

Domestic traffic was 2.9 percent lower on 2.6 percent less capacity, resulting in a domestic load factor of 88.2 percent, 0.3 points lower than the same period last year.

On a consolidated basis, the Company boarded 9.9 million passengers in July.

The Company's Results Are Detailed Below:

AMR PRELIMINARY RESULTS SUMMARY

July 2012 consolidated year-over-year PRASM change	4.7%
July 2011 consolidated PRASM (cents/ASM)	13.41
July 2012 consolidated fuel price including effective hedges & taxes (dollars/gallon)	$2.97

AMR TRAFFIC SUMMARY
EXCLUDES CHARTER SERVICES

	JULY			Year-to-Date		
	2012	**2011**	**Change**	**2012**	**2011**	**Change**
REVENUE PASSENGER MILES (000)						
Domestic	6,952,217	7,158,918	(2.9) %	44,553,880	44,820,234	(0.6) %
International	4,945,490	5,015,534	(1.4)	29,869,008	29,289,693	2.0
Atlantic	1,960,459	2,027,474	(3.3)	10,568,638	10,830,947	(2.4)
Latin America	2,310,245	2,282,258	1.2	14,893,322	14,486,764	2.8
Pacific	674,786	705,802	(4.4)	4,407,047	3,971,982	11.0
Mainline	11,897,707	12,174,452	(2.3)	74,422,887	74,109,927	0.4
Regional	925,312	930,865	(0.6)	5,976,462	5,647,769	5.8
Consolidated	12,823,019	13,105,316	(2.2)	80,399,349	79,757,696	0.8
AVAILABLE SEAT MILES (000)						
Domestic	7,881,275	8,087,960	(2.6) %	53,038,101	54,034,284	(1.8) %
International	5,680,055	5,791,087	(1.9)	36,699,259	36,899,135	(0.5)
Atlantic	2,230,614	2,296,422	(2.9)	12,938,041	13,851,910	(6.6)
Latin America	2,670,680	2,629,001	1.6	18,427,007	17,896,484	3.0
Pacific	778,761	865,664	(10.0)	5,334,211	5,150,741	3.6
Mainline	13,561,330	13,879,047	(2.3)	89,737,360	90,933,419	(1.3)
Regional	1,176,085	1,190,839	(1.2)	7,948,394	7,750,582	2.6
Consolidated	14,737,415	15,069,886	(2.2)	97,685,754	98,684,001	(1.0)
LOAD FACTOR						
Domestic	88.2	88.5	(0.3) Pts	84.0	82.9	1.1 Pts
International	87.1	86.6	0.5	81.4	79.4	2.0
Atlantic	87.9	88.3	(0.4)	81.7	78.2	3.5
Latin America	86.5	86.8	(0.3)	80.8	80.9	(0.1)
Pacific	86.6	81.5	5.1	82.6	77.1	5.5
Mainline	87.7	87.7	0.0	82.9	81.5	1.4
Regional	78.7	78.2	0.5	75.2	72.9	2.3
Consolidated	87.0	87.0	0.0	82.3	80.8	1.5
PASSENGERS BOARDED						
Mainline	7,981,690	8,185,818	(2.5) %	51,106,830	50,492,115	1.2 %
Regional	1,937,805	1,966,854	(1.5)	12,534,303	12,178,856	2.9
Consolidated	9,919,495	10,152,672	(2.3)	63,641,133	62,670,971	1.5
SYSTEM CARGO TON MILES (000)						
Total	145,833	153,421	(4.9) %	1,046,445	1,051,270	(0.5) %

Note: Regional data is inclusive of American Eagle®, Executive Airlines®, and AmericanConnection®.

Cautionary Statement Regarding Forward-Looking Statements and Information

This news release could be viewed as containing forward-looking statements or information. Actual results may differ materially from the results suggested by the statements and information contained herein for a number of reasons, including, but not limited to, the impact of the bankruptcy filings of the Company and certain of its U.S. subsidiaries, the Company's ability to refinance, extend or repay its near and intermediate term debt, the Company's substantial level of indebtedness and related interest rates, the potential impact of volatile and rising fuel prices, impairments and restructuring charges. The Company cannot predict what the ultimate value of any of its securities may be or whether holders of any such securities will receive any distribution in the Company's reorganization. However, it is likely that the Company's common stock will have little or no value at the time of the Company's emergence from bankruptcy, and the common stock could be canceled entirely upon the approval of the Bankruptcy Court. In the event of such cancellation, amounts invested in the Company's common stock will not be recoverable. Accordingly, the Company urges that caution be exercised with respect to existing and future investments in any of these securities (including the Company's common stock) or other Company claims. Readers are referred to the documents filed by the Company with the Securities and Exchange Commission, including the Company's Form 10-K for the period ended December 31, 2011, which further identify the important risk factors that could cause actual results to differ materially from the forward-looking statements in this news release. The Company disclaims any obligation to update any forward-looking statement or information.

About American Airlines

American Airlines, American Eagle® and the AmericanConnection® carrier serve 260 airports in more than 50 countries and territories with, on average, more than 3,500 daily flights. The combined network fleet numbers more than 900 aircraft. American's award-winning website, AA.com®, provides users with easy access to check and book fares, plus personalized news, information and travel offers. American Airlines is a founding member of the **one**world® alliance, which brings together some of the best and biggest names in the airline business, enabling them to offer their customers more services and benefits than any airline can provide on its own. Together, its members and members-elect serve more than 900 destinations with more than 9,000 daily flights to 150 countries and territories. American Airlines, Inc. and American Eagle Airlines, Inc. are subsidiaries of AMR Corporation. AmericanAirlines, American Eagle, AmericanConnection, AA.com, and AAdvantage are trademarks of American Airlines, Inc. AMR Corporation common stock trades under the symbol “AAMRQ” on the OTCQB marketplace, operated by OTC Markets Group.

###

Current AMR Corp. news releases can be accessed at http://www.aa.com